Exhibit 12.1

MoneyGram International, Inc.
Calculation of Ratios

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Earnings
Pretax income from continuing operations (1)	89,020	88,171	86,687	75,479	59,951
Fixed charges	5,904	11,287	17,116	21,594	20,623
Total earnings	94,924	99,458	103,803	97,073	80,574

Fixed Charges
Interest expensed (2)	5,573	9,857	15,212	20,329	19,584
Amortization of debt expense, premium and discount	155	1,088	1,572	1,007	795
Estimated interest component of rent expense	176	342	332	257	244
Total fixed charges	5,904	11,287	17,116	21,594	20,623

Preferred dividend requirement	—	572	1,141	1,137	1,134

Total fixed charges and preferred dividend requirement	5,904	11,859	18,257	22,731	21,757

Ratio of earnings to fixed charges	16.08	8.81	6.06	4.50	3.91

Ratio of earnings to fixed charges and preferred dividend requirements	16.08	8.39	5.69	4.27	3.70

(1)	Pretax income from continuing operations for 2004 includes $20,661 of expense related to the redemption of preferred stock and debt in connection with the spin-off.

(2)	Interest expensed through June 30, 2004 relates to Viad Corp’s long-term debt prior to the June 30, 2004 spin-off. Interest expensed in 2004 for MoneyGram’s long-term debt totaled $2,448.